                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                   FORM 10-SB

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                             UNDER SECTION 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                -----------------

                       AMERICAN INDEPENDENT NETWORK, INC.
              (Exact name of small business issuer in its charter)

                               ------------------

                DELAWARE                                   752504551
        (State or Jurisdiction of                       (I.R.S. Employer
      Incorporation or Organization)                   Identification No.)

                         6125 AIRPORT FREEWAY, SUITE 200
                              HALTOM CITY, TX 76117
                                 (817) 222-1234
          (Address and telephone number of principal executive offices)

                                -----------------

                              DR. DONALD T. SHELTON
                             CHIEF EXECUTIVE OFFICER
                       AMERICAN INDEPENDENT NETWORK, INC.
                         6125 AIRPORT FREEWAY, SUITE 200
                              HALTOM CITY, TX 76117
                            TELEPHONE (817) 222-1234
                            FACSIMILE (817) 222-9809
      (Name, address and telephone number of agent for service of process)

                               ------------------

                                   Copies to:

                             ROBERT E. GYEMANT, Esq.
                               PAMELA HICKS, Esq.
                            KNAPP, PETERSEN & CLARKE
                           A Professional Corporation
                         500 N. Brand Blvd., 20th Floor
                           Glendale, California 91203
                            Telephone (818) 547-5000
                            Facsimile (818) 547-5329


      Securities to be issued under Section 12(g) of the Act: COMMON STOCK

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

The Company was incorporated in the State of Delaware on December 11, 1992 under the name Strictly Business, Inc. On September 16, 1993, pursuant to an amendment to its Certificate of Incorporation, the Company changed its name to American Independent Network, Inc. (the "Company" herein). The Company is engaged in the business of providing programming, media production, and syndication services to television and cable stations, as well as satellite uplink services on behalf of certain cable channels (see "The Business"). The Company's principal offices are located at 6125 Airport Freeway, Suite 200, Haltom City, Texas 76117.

The Company has a wholly-owned subsidiary, Eureka Media & Trading, Inc., which was formed in the State of Nevada on September 6, 1995. To date, the subsidiary corporation has not conducted operations.

THE BUSINESS

PRINCIPAL SERVICES

The Company provides family-oriented television to a network of television stations and cable systems nationwide (the "Affiliates" or "Affiliate Stations"). The Affiliate Stations serviced by the Company are primarily "independent" stations, meaning that they have no affiliation with the major network organizations (NBC; ABC; CBS; FOX; WB Network; and Paramount). A station which is affiliated with one of the major networks is provided programming by the managing network organization, whereas independent stations must either produce their own programs at a significant expense, or purchase such programming from an outside source, such as the Company. The programs provided by the Company cover a wide array of topics and interests, and include cartoons, sports, sitcoms, movies, news and weather, comedy, science, health shows, documentaries, and public interest programs. The Company also offers original programs such as National Golden Gloves, The Better Life Show, Television Factory Direct, Under Sea Adventures, Travel Escapades, celebrity golf tournaments, live professional boxing, fishing expeditions and interactive programming. The Company maintains a library of over 2,000 programs, including nostalgic and vintage genre films, as well as newly produced movies.

The Company amasses its program inventory by various methods, including licensing the rights from third-party syndicators, purchasing the rights, or in some instances, by producing its own programming. In general, most of the Company's programs are procured pursuant to a license agreement on barter terms whereby the Company obtains broadcasting rights to select programming from a third-party syndicator and in exchange, the Company gives the third-party syndicator advertising time during the broadcast of such programming. The syndicator can then



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sell the advertising time to outside parties, thereby earning income on the licensing of their program to the Company.

In 1997, the Company made the conversion from analog to digital transmission of its programs in early compliance with the Federal Communications Commission mandate that all broadcast stations convert to digital transmission by the year 2006. The Company was the first network to go digital with multi-channels. Digital technologies enable the cable system to compress multiple digital channels into the bandwidth currently required for a single analog channel, thereby permitting a cable system to significantly expand its current channel capacity with a much lower capital investment than would be required to install fiber optic cables or to make other major infrastructure upgrades. As a result of the conversion to digital transmission, the Company can uplink five (5) different signals to its GE Americom transponder.

The Company currently broadcasts to its Affiliate Stations in digital format, however, the Affiliate Stations then rebroadcast the transmission to its viewers in analog. In order to effectively receive a digital signal and then rebroadcast in analog, each Affiliate Station is required to install digital decoding equipment to decompress the digital signal. It is customary within the television industry for the network to provide its affiliates with the necessary decoding equipment and, to date, the Company has provided such equipment to thirty-three (33) Affiliate Stations. As the Company enters into agreements with additional stations to become affiliates of the Company (the "Affiliate Agreements"), it will provide each such station with the necessary digital decoding equipment.

Upon conversion from analog to digital transmission, the Company was able to expand its single channel to a total of five (5) channels. The Company has entered into lease agreements with the "Senior Channel" and the "Hispanic Channel" for two (2) of the additional broadcast channels and has a letter of intent to lease the third channel. Broadcast Magazine estimated that there are over 65 new cable channels who have announced that they are ready to commence broadcasting and are seeking channel space. Accordingly, the Company believes that it will be able to enter into a lease agreement for the remaining channel.

The Company has a website located at www.aini.com. The Company's website provides information regarding the Company and about future programming. In addition, the Company's website has video and audio feeds of the Company's programs which are only accessible to computers with adequate memory via Microsoft Netscope.

PRINCIPAL MARKETS AND CUSTOMERS

Once the Company has obtained its inventory of programs, either by licensing the rights, as above, or by purchasing or producing its own programs, it then essentially has two products to distribute: (1) the programming library; and (2) the commercial time within the programming. The Company then markets these products to both broadcast and cable television stations, as well as to



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independent advertisers. The Company's customers include its Affiliate Stations, national advertisers, and "infomercial" commercial buyers.

         Broadcast Television

Television stations, which are licensed and regulated by the Federal Communications Commission ("FCC"), transmit audio and video signals over the air-waves. There are three (3) basic types of broadcast television stations operating in the United States today: (1) full-power network affiliates (ABC; NBC; CBS; FOX; WB Network; and Paramount) ("Network Affiliate"); (2) full-power independent stations, such as UHF channels ("Full Power Stations"); and (3) low power independent stations ("LPTV"). A Network Affiliate receives its programs from its network provider and is generally only permitted to air programs of that particular network, with the exception of FOX, WB Network, and Paramount affiliates who must obtain additional programming. Network Affiliates may air programs from other sources, such as local programming, only a few hours per week and may not broadcast programs of any of the other major networks. Independent Stations include both full-power and low-power stations which are not affiliated with one of the major networks and thus, do not have access to network programming. Instead, they must seek their own programming sources.

        Cable Television

Cable television was first developed in the 1940's primarily to serve rural communities unable to receive broadcast television signals. Cable television is defined by the FCC as a cable system facility consisting of closed transmission paths and associated signal generation, reception, and control equipment that is designed to provide cable service, including video programming, to multiple subscribers within a designated community. To receive cable transmission, a viewer is required to feed an outside, dedicated wire or cable directly into their home. By 1995, there were more than 11,200 cable systems serving over 60 million subscribers in over 32,000 communities in the United States. Cable system operators range from large multiple system operators that own many systems, to small independent systems that serve as few as several thousand households. Each system operates under a franchise from the local government in the community in which it is located. Cable television is regulated by local municipalities, as well as the FCC. In addition to basic, premium and pay-per view programs provided on cable television, many municipal governments require local cable operators to originate their own programming, called "Community Access" television or "Local Origination."

        Company Affiliates

The Company originally broadcast its programs in analog signal and, at one time, had Affiliate Agreements with over 150 stations. In early 1997 the Company converted its broadcast to digital transmission and, to enable its Affiliate Stations to decompress the digital signal, the Company was required to provide each Affiliate Station with decoding equipment. Due to the costs of providing the decoding equipment, the Company was not able to furnish the necessary equipment



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to all of its then existing Affiliate Stations. Accordingly, the Company selectively entered into Affiliate Agreements with thirty-three (33) independent Full Power and LPTV stations and Local Origination cable television systems to provide programming services via digital transmission. The Company plans to expand its current affiliate base by concentrating its marketing efforts on the 25 largest broadcast territories in terms of viewing households and by reassociating with prior Affiliate Stations. The Company is currently evaluating applications from 67 stations desirous of becoming Affiliate Stations and will enter into Affiliate Agreements with these stations when it is able to provide the stations with the necessary decoding equipment.

To identify themselves as an American Independent Network affiliate, a station is required to broadcast a minimum of 12 hours of the Company's broadcast within a 24 hour period. In general, the terms of the Affiliate Agreement between the Company and each Affiliate Station provides that the Affiliate Station will receive 24 hours of television programming, during which the Affiliate Station may use approximately four (4) minutes per hour for local commercials or other announcements. The Affiliate Agreement also provides that the Affiliate must broadcast the Company's programs in their entirety, submit a weekly affidavit of its broadcast logs showing the number of hours per day that the Company's programming was broadcast on the Affiliate Station, maintain all necessary permits and licenses, and may not preempt or disrupt the Company's national advertisements.

Upon request, the Company also provides its Affiliate Stations with promotional packages, as well as press releases and recorded radio announcements. Promotional packages may include: (i) customized station IDs; (ii) Company Network ID's with a common theme designed to show the distinctiveness of the Affiliate Station by its association with the Company's network; (iii) 30 second generic promotions for each element of Company program content; (iv) 10 second and 30 second program-specific promotions for the different programs provided by the Company, including movies and shorts; (v) opening and closing "bumpers" for all programs (a bumper is a short introduction or closing which provides a smooth transition from program segments to commercials and vice-versa); (vi) animated promotions; and (vii) 30 second and 60 second radio commercials promoting the station's affiliation with the Company.

In exchange for providing the Affiliate Stations with programming and commercial time, the Company retains the remainder of the advertising time and gains access to the Affiliated Stations' markets. The Company earns a significant percentage of its income by selling the retained advertising time to outside advertisers. A critical factor in attracting advertisers is the Affiliate Stations's market since each viewer comprising such market represents a potential customer for the advertiser's product. Therefore, the Company's access to the Affiliates' markets is integral to selling the advertising time. Currently, the Company's Affiliate Stations are located in the smaller market areas of the country.

In addition to the foregoing programming services and sale of advertising time, the Company also generates revenues through (i) sales of programming time slots to companies desiring to air their own programs; (ii) leasing of its four (4) digital satellite channels; (iii) direct response marketing



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of products advertised on the network; and (iv) in-house production of various programs and commercials.

The in-house production of various infomercials and programs by the Company is accomplished at its full service production studio located at the Company's facilities. The Company charges the customers various rates for production, considering the length of the program, the degree of difficulty involved in production, the time required to shoot the raw footage, and the editing time required to complete the final product.

COMPETITION

The television industry is highly competitive and, as a result of the wide range of programming available in both the broadcast and cable formats, the Company competes with a large number of competitors, many of whom may offer similar programs. The Company competes for available air time, channel capacity, advertiser revenue and revenue from license fees. The Company competes primarily on the basis of the quality of its family oriented programming, its advertising rates and the markets in which its programming is broadcast.

The leading networks based upon total number of affiliated stations are ABC, CBS, NBC, and FOX. Each of these competitors are more established than the Company, have greater name recognition and viewer loyalty, as well as significantly greater industry, financial, distribution and marketing, programming, personnel and other resources than the Company. Moreover, the television market has seen a continual increase in the number of networks, including the addition of Warner Brothers Network (WB) and United Paramount Network (UPN) in 1994. As the number of networks increase, the Company will face greater competition for available syndicated programs, viewers, and for affiliates who wish to carry their broadcasts. The Company also believes that other forms of quasi-networks, including QVC and the Home Shopping Network and so called "superstations" such as WTBS and WGN, will also be a significant source of competition.

In addition to the foregoing, the Company believes that the recent introduction of direct satellite services ("DSS") will directly compete with cable systems and increase the pressure for additional channels and services. DSS systems offer their subscribers more than twice as many channels as most cable systems, with better audio and video quality. The price of satellite dishes are competitive with premium cable fees and industry analysts expect the approximately 4.5 million DSS subscribers to increase to 19 million by the year 2000. The Company has entered into discussions with various DSS providers to carry the Company's broadcasts and the Company is optimistic that a deal can be finalized within the next 18 months. However, in the event that the Company does not enter into such an agreement, the Company believes that its conversion to digital transmission will enable it to offer additional channels and services to permit it to effectively compete with DSS systems.



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RELIANCE ON CUSTOMERS

The Company currently provides programming services to thirty-three (33) Affiliate Stations. The Company is not dependant upon any one station for its revenues, however, the loss of several stations could adversely effect the Company's results of operations.

The Company also sells advertising time slots on its programming to various advertisers. The revenues generated by sale of the advertising slots represents 25% of the Company's income, however, taken as a whole, no one company provides a large portion of such income. Accordingly, the Company is not dependent upon one or a few major advertisers, however, the loss of a significant number of advertisers could adversely effect the Company's results of operations.

The Company has entered into lease agreements for channel space with the Senior Channel and the Hispanic Channel and has a letter of intent with a third channel. The Company believes that, as a result of current market conditions, in the event that either or both of these agreements are terminated or the letter of intent is not finalized into a lease agreement, they have a large number of alternative companies with which to negotiate for channel space.

ENVIRONMENTAL COMPLIANCE

The Company's business is not subject to any federal, state or local environmental laws.

PATENTS, TRADEMARKS AND SERVICE MARKS

The Company does not currently hold patents, copyright marks or service marks on any of its products, however, the Company may apply for such intellectual property right protections if future conditions indicate that this would be in the Company's best interests.

On July 18, 1997, the Company was granted a Radio Station Authorization by the United States Federal Communications Commission. The Radio Station Authorization, which authorizes the Company to build and operate a domestic fixed transmit/receive C-band earth station (uplink system) on the Company's premises, expires July 18, 2007 (see Exhibit 6.18 "United State Federal Communications Commission Radio Station Authorization").

The Company has entered into license agreements with several syndicators for the use of their programming. Under the agreements, which are generally non-exclusive, the Company is granted the right to exhibit, distribute and transmit by means of broadcast or cablecast, a particular program. In consideration thereof, the Company provides advertising time during such program to the syndicator. The amount of advertising time, the length, and other terms of the license agreement vary, depending upon the type of program being licensed.



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The Company has also entered into Affiliate Agreements with each of its
Affiliate Stations pursuant to which the Company provides programming and other amenities in exchange for advertising time during such programming. The Company either utilizes such advertising time or sells it to third parties. The terms of the Affiliate Agreements vary depending upon the type of programming being provided by the Company, the length of the agreement, as well as other variables. The Company currently has 33 Affiliate Stations with whom it has entered into comparable Affiliate Agreements.

GOVERNMENT REGULATIONS

Broadcasting of the Company's programming, both by the Company and its Affiliates, is subject to the rules and regulations of various federal, state and local agencies. The Company believes that it currently complies with applicable laws and regulations governing cable and television broadcasts, however, in the event that such laws are subsequently modified, there can be no assurance that the Company will be able to continue to comply with such laws. Failure to comply could have serious negative implications for the Company.

EMPLOYEES

The Company has eleven (11) full time employees and three (3) part-time employees. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are satisfactory.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Management's discussion and analysis is designed to provide a better understanding of the Company's financial condition, results of operations, liquidity, and capital resources. The discussion should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Company for the fiscal year ended December 31, 1996 and the Notes thereto included elsewhere herein. The following discussion includes information pertaining to the Company's fiscal years ended December 31, 1995 and 1996, and fiscal quarters ended June 30, 1996 and 1997.

The Company was founded on December 11, 1992 and provides programming, media production and syndication services to television and cable stations, as well as satellite uplink services to certain cable channels. The Company has a wholly-owned subsidiary, Eureka Media & Trading, Inc., formed in the State of Nevada on September 6, 1995, which has not commenced operations.



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The Company provides family-oriented television to a network of thirty-three
(33) television stations and cable systems nationwide. The stations serviced by the Company are primarily "independent" stations, meaning that they have no affiliation with the major network organizations (NBC; ABC; CBS; FOX; WB Network; and Paramount). The Company maintains a library of over 2,000 programs covering a wide array of topics and interests, and includes cartoons, sports, sitcoms, movies, news and weather, comedy, science and health shows, documentaries, and public interest programs. The Company also offers original programs, celebrity golf tournaments, live professional boxing, fishing expeditions and interactive programming.

The Company originally broadcast its programs via analog transmission and, at one time, had over 150 affiliates, however, in early 1997, the Company converted to digital transmission and currently broadcasts to 33 Affiliate Stations. In connection with the conversion, the Company entered into a master equipment lease for the digital compression system for a period of thirty-six (36) months ending December 31, 1999 (see Exhibit 6.8 "Master Lease with Insight Investments"). The lease has a fair market value purchase option at the end of the lease. In addition, the Company leased satellite transponder space under an operating lease. The lease is for three (3) years terminating on July 31, 1999 (see Exhibit 6.7 "GE Americom Lease Agreement").

RESULTS OF OPERATIONS

        Revenues

Revenues are derived from the Company's programming services, sales of advertising and programming time, leasing of digital satellite channels, direct response marketing of products advertised on the network, and in-house production of various programs and commercials. Revenues for were $1,092,399 compared to $1,277,999 for 1995, a decrease of $185,600 or 15%. The decrease in revenues resulted from a reduction in the number of Affiliate Stations.

For the six months ended June 30, 1997 revenues were $723,194 and for the comparable six month period in 1996, revenues were $632,445.

        Cost of Operations

Costs of operations were $987,715 for the 1996 fiscal year and $861,395 for the 1995 fiscal year. The increase in 1996 was due to the Company's conversion to digital transmission and the attendant lease of digital compression equipment, as well as an increase in satellite rental and programming expenses. The cost for satellite rental increased industry-wide and the Company experienced an increase of approximately 12% during fiscal year 1996 for satellite rental as compared to fiscal year 1995. Programming expenses, which include costs for program development, editing, videotapes and other miscellaneous expenses, increased by approximately 264% for fiscal year ended 1996 as compared to the 1995 fiscal year. Net rental expenses, which



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include office space, office equipment, and company vehicles increased by 89% in
1996 primarily as a result of the increased cost for office lease which the Company incurred upon execution of a new lease for its offices.

For the six months ended June 30, 1997 and June 30, 1996, cost of operations were $458,912 and $509,742, respectively.

        General and Administrative

General and administrative expenses for the fiscal year ended December 31, 1996 were $482,858, an increase of 17% over administrative expenses of $411,795 for fiscal year 1995. The stated general and administrative expenses represent 44% and 32% of revenues for fiscal years 1996 and 1995, respectively. The Company's general and administrative expenses consist of operating costs for the Company's headquarters, the salaries of corporate officers and office staff, travel, accounting, legal and other professional expenses, advertising and promotional costs, rent and occupancy costs. Although the Company was associated with fewer affiliates during 1996, the administrative expenses increased as a result of increased travel, marketing and legal expenses.

For the six months ended June 30, 1996 general and administrative expenses were $231,730 and for the six months ended June 30, 1995, general and administrative expenses were $247,933.

Interest expense for the fiscal year 1996 was $204,757 and for fiscal year 1995 was $76,834, an increase of $127,923 or 166%. This increase was due to interest paid on the outstanding balance on various bridge loans and a nine percent (9%) interest factor payment on Series B Preferred Stock.

        Operating Loss

The operating loss of the Company for the fiscal year 1996 was $786,169 as compared to $59,130 for the fiscal year 1995. The operating loss for 1996 equaled approximately 72% of revenues and the loss for 1995 equaled 5% of revenues. The operating loss for 1996 was largely due to an increase in programming and rental expenses, interest on bridge loans, and interest factor payments to Series B Preferred stock holders.

For the six month period ended June 30, 1997, the Company's operating losses were $351,461 and for the comparable period in 1996, the Company realized a profit of $264,896.

        Net Loss

Net loss per share of common stock was $0.08 and $0.01 for the 1996 and 1995 fiscal years, respectively, and is based upon the weighted average of outstanding common stock and convertible preferred stock. The outstanding warrants that accompany the preferred stock are not dilutive, therefore, they are not included in the weighted average. The Company believes that the



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losses for both years are consistent with the development of the Company.
Further, the increased loss for fiscal year 1996 is reflective of the increased debt and other expenses of the Company resulting from acquisition of a digital compression system and satellite equipment.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through a combination of the issuance of equity securities to private investors, issuance of private debt, loans from affiliates, and cash flow from operations. Through fiscal year 1995, the Company's revenues had been sufficient to fund operations, however, with acquisition of the digital compression and satellite equipment and increases in general and administrative expenses, revenues from operations were insufficient to satisfy operating expenses. Accordingly, the Company was dependent upon the private placement of its securities. The Company has incurred cumulative losses from inception through December 31, 1996 of $837,264, including net losses of $786,169 and $59,130 during the fiscal years 1996 and 1995, respectively.

Current liabilities for fiscal year 1996 were $2,141,559, which exceeded current assets of $213,312 by $1,928,247. For fiscal year ended 1995, current liabilities exceeded current assets by $1,055,294. The increase in current assets in 1996 as compared to 1995 were primarily a result of certain prepaid expenses. The current liabilities for 1996 increased significantly as compared to 1995 due to an increase in notes payable of $624,944 and an increase in accrued interest of $99,665, as well as $20,000 in customer deposits, $15,972 interest due to preferred shareholders, and $139,380 for equipment lease payments.

The Company has been able to generate funds from private placements to finance operations, however, in the event the Company requires additional capital investments, there can be no assurance that a sufficient amount of the Company's securities can be sold to fund the continuing operating needs of the Company.

During fiscal year 1995, the Company issued an aggregate of 47,841 Units consisting of one share of Convertible Redeemable Series A Preferred Stock and one Warrant at $6.50 per Unit ("Series A Units") and 95 15% Guaranteed Promissory Notes with a face value of $1,000 ("Notes") for an aggregate cash consideration of approximately $405,967 pursuant to private placements.

During fiscal year 1996, the Company completed private placements for 42,918 Series A Units, 109,854 Units consisting of one share of 9% Convertible Redeemable Series B Preferred Stock and one Warrant ("Series B Units"), and an aggregate of 1,028 Notes. In addition, Dr. Shelton and Mr. Moseley exercised options for 2,000,000 shares of the Company's common stock at $0.10 per share. The Company received total cash proceeds of approximately $2,220,764.



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For the six months ended June 30, 1997, the Company received the sum of
$1,274,009 from private placements of 176,770 shares of Series B Units and 15% Promissory Notes with an aggregate face value of $125,000.

Management believes that anticipated cash flows from operations will be sufficient to meet the Company's expected cash needs and to finance future operations, however, in the event that future revenues are not sufficient, the Company will conduct private and/or public offerings of its equity stock to raise the necessary capital.

IMPACT OF INFLATION

Management does not believe that general inflation has had or will have a material effect on operations.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company entered into a lease agreement ("Lease Agreement") on June 1, 1995 for its principal offices located at 6125 Airport Freeway, Haltom City, Texas 76117. The premises measure approximately 13,900 square feet and are used for the Company's general office and administrative purposes, as well as for their programming services, warehouse needs and full-service production studio. The Company subleases part of the office space to other companies engaged in the television and media business.

The initial term of the Lease Agreement was for a period of twenty-four (24) months commencing on June 1, 1995 and terminating on May 31, 1997. The Company renewed the lease for an additional twelve (12) months, up to and including May 31, 1998. The Company believes that the premises are acceptable for their current operating needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock as of September 15, 1997 by (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock; (ii) by each of the Company's directors; and (iii) by all executive officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. As of September 15, 1997, there were approximately 16,576,555 shares of the Company's Common Stock outstanding on a fully diluted basis.



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
                                                     Number       Percent
         Name and Address of Beneficial Owner       Of Shares     of Class
         ------------------------------------       ---------     --------
         Dr. Donald Shelton                         4,360,000     26.30%
         6125 Airport Freeway, Suite 200
         Haltom City, Texas 76117

         Randy J. Moseley                           4,360,000     26.30%
         6125 Airport Freeway, Suite 200
         Haltom City, Texas 76117

         Charles Coburn                             1,450,000      8.75%
         10008 Walleye
         Knoxville, Tennessee 37822

         Pacific Acquisition Group, Inc.              990,000      5.97%
         21800 Burbank Blvd., 3rd Floor
         Woodland Hills, California 91367

         Officers and Directors as a Group          8,720,000     52.60%
         6125 Airport Freeway, Suite 200
         Haltom City, Texas 76117


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The control of the Company rests in its shareholders who elect a Board of Directors to oversee the business of the Company. The Board of Directors elect officers who are charged with carrying out the directions of the Board and running the day-to-day business affairs of the Company. The following table sets forth certain information regarding directors and executive officers of the
Company:

         Name                 Age   Position
         ----                 ---   --------
         Dr. Donald Shelton   54    Chairman of the Board of Directors,
                                    Chief Executive Officer, and Director

         Randy J. Moseley     49    President, Chief Financial Officer,
                                    Secretary, and Director

MANAGEMENT RESUMES

The Company's executives have significant experience in the television industry and related businesses. Following are brief resumes of the key personnel for the Company.

DR. DON SHELTON - Chairman, Chief Executive Officer and Director.
Dr. Shelton is a co-founder of the Company and has served as its Chairman, Chief Executive Officer and as a Director since its inception in 1993. Dr. Shelton holds a doctorate in English Literature from Louisiana Baptist University. He has also attended Oklahoma University,

Kansas University and the Philanthropy Tax Institute. Dr. Shelton has nine years experience in television station construction, management and production. He has produced various entertainment programs, infomercials and commercials. In addition, since 1992, Dr. Shelton has been part owner and operator of television stations in San Antonio, Phoenix, Oklahoma City, Bryan/College Station, and Beaumont. Before entering the broadcasting industry, Dr. Shelton was the Regional Representative of the Secretary for the U.S. Department of Transportation and Vice Chairman of the Southwest Regional Council. He also has served as the director of sales and marketing for a major oil company and national pharmaceutical firm, and has owned his own real estate school and development corporation.

RANDY MOSELEY - President, Chief Financial Officer, Secretary and Director.
Mr. Moseley is a co-founder of the Company and has served as its President, Chief Financial Officer, Secretary and as a Director since its inception in 1993. Mr. Moseley received his Bachelor of Business Administration degree, majoring in accounting, from Southern Methodist University in Dallas, Texas. Mr. Moseley is a certified public accountant and worked for a national public accounting firm for the six years following his graduation from college. Mr. Moseley has over twenty-five years of fiscal management experience in such industries as insurance, mortgage and real estate, hospital services and agriculture, as well as the television broadcasting and media industries. Mr. Moseley has been part owner and operator of six television stations.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth the annual and other compensation of the Company's Chief Executive Officer and each of the other executive officers whose total salary and bonus exceeded $100,000 for the Company's fiscal years ended December 31, 1994, 1995, and 1996. No other executive officers of the Company had total salary and bonus which exceeded $100,000 for the reported period.

                           SUMMARY COMPENSATION TABLE

                               Annual Compensation


-------------------------------------------------------------------------------------------
Name
Principal Position      Year    Salary          Other Compensation(3)(4)   Stock Options(5)
-------------------------------------------------------------------------------------------
Dr. Don Shelton         1996    $100,000(1)     $5,805                     $0
  Chief Executive       1995    $25,000(2)      $10,711                    $0
  Officer               1994    $25,000         $0                         $0
-------------------------------------------------------------------------------------------
Randy Moseley           1996    $100,000(1)     $5,805                     $0
  Chief Financial       1995    $25,000(2)      $10,711                    $0
  Officer               1994    $25,000         $0                         $0
-------------------------------------------------------------------------------------------


--------------------

1. Pursuant to their employment agreements, Dr. Shelton and Mr. Moseley are each entitled to an annual salary of $100,000, however, in 1996, Dr. Shelton and Mr. Moseley each deferred $72,220 of their salaries, which amounts have not been accrued. Dr. Shelton and Mr. Moseley plan to continue to defer portions of their salary until such time as the Company has sufficient earnings to pay their salaries in full.

2. The employment agreements with Dr. Shelton and Mr. Moseley were effective on October 2, 1995, accordingly, their salaries for fiscal year ended 1995 were calculated on a pro rata basis of $8,333 per month, for total salary in 1995 of $24,999 each.

3. The amounts shown are the aggregate lease payments for the automobiles provided to Dr. Shelton and Mr. Moseley. Payments in 1997 for have been $965 each. These amounts will be accounted for in fiscal year 1997.

4. In August 1997, the Company purchased a life insurance policy for Dr. Shelton in the amount of $500,000. The monthly premium is $588. This amount will be accounted for in fiscal year 1997.

5. On October 2, 1995, in connection with their employment agreements, Dr. Shelton and Mr. Moseley were each granted the option to purchase 1,000,000 shares of the Company's Common Stock at $0.10 per share. Dr. Shelton and Mr. Moseley exercised their options in September 1996.

--------------------


EXECUTIVE EMPLOYMENT AGREEMENTS

The Company entered into an employment agreement with Dr. Shelton to serve as its Chairman and Chief Executive Officer for a period of five (5) years, commencing October 2, 1995. Pursuant to the employment agreement, Dr. Shelton is entitled to an annual salary of one hundred thousand dollars ($100,000), with increases, if any, to be determined by the Board of Directors. As additional compensation, Dr. Shelton was provided with a leased automobile and was granted an option to purchase 1,000,000 shares of the Company's common stock at $0.10 per share, which Dr. Shelton exercised in full on September 30, 1996.

The Company entered into an employment agreement with Mr. Moseley effective October 2, 1995 whereby Mr. Moseley was engaged as President and Chief Financial Officer of the Company for a period of five (5) years. Mr. Moseley is entitled to an annual base salary equal to one hundred thousand dollars ($100,000), with increases, if any, to be determined by the Board of Directors. As additional compensation, Mr. Moseley was provided with a leased automobile and was granted an option to purchase 1,000,000 shares of the Company's common stock at $0.10 per share, which Mr. Moseley exercised in full on September 30, 1996.

COMPENSATION OF DIRECTORS

All non-officer directors are entitled to receive an attendance fee for each meeting of the Board of Directors at which they attend. Currently, the Company does not have any non-officer directors. All other directors are entitled to reimbursement for out-of -pocket expenses related to and arising out of Board of Directors' meetings. For the fiscal years ended 1994, 1995, and 1996, there were no such expenses reported.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Shelton and Mr. Moseley have joint ownership interests in six (6) television stations which have contracted with the Company to broadcast as Affiliates of the Company. The stations include (the aggregate respective ownership of Dr. Shelton and Mr. Moseley is shown in parenthesis following the station name): (i) TV Channel 22, Inc. (75%); (ii) TV 50, Inc. (50%); (iii) Cleveland Broadcasting Co. (49%); (iv) ATN Network, Inc. (35%); (v) San Antonio Broadcasting Corp. (52%); and (vi) Beaumont Broadcasting Corp. (100%). The terms of the Affiliate Agreements with the foregoing television stations are the same as those with other non- related Affiliates.

The Company has outstanding loans with various affiliates of the Company, including:

In 1995, the Company borrowed $104,500 from Lyn Broadcasting Corporation ("LBC") at an interest rate of 10%. Dr. Shelton and Mr. Moseley own 100% of LBC. In September 1996, Dr. Shelton and Mr. Moseley exercised options to purchase 2,000,000 shares of the Company's Common Stock at $0.10 per share, for a combined purchase price of $200,000. Of this amount, $100,000 was paid directly to LBC in partial payment of the outstanding debt (the remaining $100,000 was applied to debt owed to ATN, as further described hereinbelow). The maturity date for the remaining balance owed to LBC has been extended to August 31, 1998.

In 1995, the Company borrowed $52,531 from Shelly Media Marketing ("SMM") at an interest rate of 10%. Dr. Shelton and Mr. Moseley own 100% of SMM. To date, the Company has paid approximately $1,400 of this obligation. The maturity date for the balance of $51,100 is October 30, 1997, however, the Company expects that this date will be extended to October 31, 1998.

In 1995, the Company borrowed $38,274 from Cleveland Broadcasting Co. ("CBC") at an interest rate of 10%. Dr. Shelton and Mr. Moseley own an aggregate of 49% of CBC. The principal and interest are due on October 30, 1997, however, the Company expects that this date will be extended to October 30, 1998.

In 1995, the Company borrowed $141,152 from ATN Network Inc. ("ATN") at an interest rate of 10%. Dr. Shelton and Mr. Moseley own an aggregate of 35% of ATN. In September 1996, Dr. Shelton and Mr. Moseley exercised options to purchase 2,000,000 shares of the Company's Common Stock at $0.10 per share, for a combined purchase price of $200,000. Of this amount, $100,000 was paid directly to ATN in partial payment of the outstanding debt. At June 30, 1997 there remained a balance of approximately $33,475. The balance and interest are due on October 30, 1998.

The Company borrowed a combined total of $10,257 in 1995 from San Antonio Broadcasting Corp. ("SABC") and TV Channel 22, Inc. ("Channel 22"), at 10% interest to be repaid upon demand. Dr. Shelton and Mr. Moseley own 52% and 75% of SABC and Channel 22, respectively. To date, payment has not been demanded.

The Company believes that the terms of the foregoing loans are comparable to terms that the Company could have received from nonaffiliate lenders in an arms-length transaction. The Company intends to continue making payments as they become due.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.01 par value and 10,000,000 shares of blank Preferred Stock, $0.01 par value. Pursuant to Certificates of Designation filed with the Delaware Secretary of State, the Company designated the rights, preferences, privileges and restrictions for the establishment of 1,000,000 shares of Convertible Series A Preferred Stock, and 1,000,000 shares of 9% Convertible Redeemable Series B Preferred Stock.

The following summary description of the Company's Common Stock, which is covered by this Registration Statement, is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended.

COMMON STOCK

The Company is authorized to issue 20,000,000 shares of Common Stock, $0.01 par value and, as of September 15, 1997, there were approximately 16,576,555 shares outstanding, on a fully-diluted basis, and approximately 835 holders of record.

Holders of Common Stock are entitled to one vote per share held of record on all matters requiring a vote of shareholders, including the election of directors. There is no right to cumulative voting in the election of directors, accordingly, holders of more than fifty percent (50%) of the Common Stock, if any, who vote for elections of directors can elect one hundred percent (100%)of the Company's directors if they so choose. Subject to the prior rights of holders of Preferred Stock and any contractual restrictions against the payment of dividends, the holders of Common Stock are entitled to receive dividends on a pro-rata basis when, if and as declared by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts, liabilities, and other obligations, including the preferences of any outstanding shares of Preferred Stock. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company is a private company and, at the time of filing this Registration Statement, there is no established trading market for the Company's Common Stock.

As of September 15, 1997 the Company had approximately 835 shareholders of record for its Common Stock and approximately 16,576,555 shares of Common Stock issued and outstanding. As of the date of this Registration Statement, approximately 286,625 shares of the Company's Common Stock may be issuable upon exercise of outstanding Warrants. In addition, the Company issued 286,625 Series B Preferred shares which are eligible for conversion into a cumulative total of 573,250 shares of Common Stock. Approximately 9,566,998 shares of the Company's Common Stock are eligible for resale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Act").

Although holders of the Company's Common Stock are entitled to receive dividends, there can be no assurance that the Company will have sufficient funds to pay such dividends, or even if such funds are available, that the Company will be permitted to make such dividend payments under the provisions of the Delaware General Corporate Law or other applicable laws. Delaware law prohibits the Company from paying dividends or making other distributions if the Company would be unable to pay its debts as they become due in the usual course of business or if the Company's assets would be less than its liabilities after giving effect to such dividend or distribution. Further, the policy of the Board of Directors has been and continues to be to retain earnings in order to fund operations and continue the development and expansion of the Company. To date, the Company has not declared or paid any dividends with respect to its Common Stock. Future cash dividends on the Common Stock, if any, will be determined by the Company's Board of Directors and will be based upon the Company's earnings, capital requirements, financial conditions and other factors deemed relevant by the Board of Directors.

None of the Company's current agreements contain restrictions on the payment of dividends, however, future financing arrangements may contain such restrictions.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not currently involved in any material pending legal proceeding and is not aware of any material legal proceeding threatened against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company engaged Jack F. Burke, Jr., Certified Public Accountant, as its principal independent accountant. The Company has never had any disagreements with its principal independent accountant on any matter related to the Company's accounting principles or practices, financial disclosure, or auditing scope or procedure, or any other matter.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

During fiscal year 1994 and 1995, Shelly Media Marketing, Cleveland Broadcasting Co., and ATN Network, Inc. loaned the Company a cumulative of $332,000. The loans are evidenced by promissory notes, all of which mature on September 30, 1997. As of the fiscal year ended 1996, there was $114,740 in principal outstanding and $39,791 in accrued interest. In addition, the Company issued the foregoing entities 592,000 shares of Common Stock as partial consideration for extending the loans to the Company. There were no underwriting discounts or commissions in connection with these transactions. The foregoing loans and issuances of Common Stock were effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

On January 2, 1995, the Company issued 70,000 and 60,000 shares of Common Stock to Jerry Powell and Judy Bryant, respectively, for no consideration. Mr. Powell and Ms. Bryant are partners of Dr. Shelton and Mr. Moseley in "Channel 56" television station in Tucson, Arizona. There were no underwriting discounts or commissions in connection with these transactions. The shares were issued in reliance upon the exemption provided by Section 4(2) under the Act.

On February 2, 1995, the Company issued 10,000 shares of Common Stock each to John George and Connie Ross for consulting services provided to the Company. There were no underwriting discounts or commissions in connection with these transactions. The shares were issued in reliance upon the exemption provided by
Section 4(2) under the Act.

During the period of July 1995 through March 1996, the Company undertook a private offering of Units at an offering price of $6.50 per Unit for total gross proceeds of $589,928.50. Each Unit consisted of one (1) share of Convertible Redeemable Series A Preferred Stock, which was convertible into two (2) shares of Common Stock, and one (1) Warrant to purchase one (1) share of the Company's Common Stock. The offering was not underwritten, and there were no underwriting discounts or commissions. There were a total of 90,758 Units sold. The Units were sold in reliance upon the exemption from registration provided by Section 4(2) and Regulation D under the Act.

During March 1996, 100% of the issued and outstanding Series A Preferred Shares were converted into the Company's Common Stock. The Common Stock was issued pursuant to an exemption from registration under Section 3(a)(9) of the Act. The Warrants expired by their terms and were not converted into Common Stock. All shares of Common Stock issued upon conversion of the Series A Preferred shares were issued with the appropriate restrictive legend.

During the period from December 1995 through April 1996, the Company sold 15% Guaranteed Promissory Notes with a face value of $1,000 for an aggregate of $548,750 in gross proceeds. The offering was not underwritten, and there were no underwriting discounts or commissions. The sales were made in reliance upon exemptions from registration pursuant to Section 4(2) and Regulation D promulgated under the Act.

The Company commenced a private offering of 15% Guaranteed Promissory Notes, with a face value of $1,000, in March 1996. From March 1996 through June 1996, the Company sold 574 notes for an aggregate of $574,000 in offering proceeds. The offering was not underwritten, consequently, there were no underwriting discounts or commissions. The sales were made in reliance upon exemptions from registration pursuant to Section 4(2), Section 4(6), and Regulation D under the Act.

In connection with certain employment agreements for key positions within the Company, 2,000,000 options were granted to purchase 2,000,000 shares of the Company's Common Stock at $0.10 per share. The Company received aggregate proceeds in the amount of $200,000. The shares of Common Stock were issued in reliance upon Section 4(2) and Regulation D promulgated under the Act.

During the period of July 1996 through May 1997, the Company conducted a private offering of Units at an offering price of $6.50 per Unit. Each Unit was comprised of one share of Series B Preferred share and one Investor Warrant. The Series B Preferred Shares are convertible into two (2) shares of Common Stock and the Investor Warrants are exercisable into one share of Common Stock upon the occurrence of certain events. The offering was not underwritten, consequently there were no underwriting discounts or commissions. There were a total of 286,625 Units sold for a total of $1,863,059 in gross offering proceeds. The Units were sold in reliance upon the exemptions from registration pursuant to Section 4(2) and Regulation D under the Act. None of the Series B Preferred shares or Investor Warrants have been converted into Common Stock of the Company.

On July 19, 1996, the Company issued 50,000 shares of its Common Stock to Harvey Huffstetler for consulting services provided to the Company. There were no underwriting discounts or commissions in connection with this transaction. The shares were issued in reliance upon the exemption provided by Section 4(2) of the Act.

On July 19, 1996, the Company issued 50,000 shares of Common Stock to Keith Lowery for providing consulting advice relating to various engineering matters and counsel regarding compliance with the rules and regulations of the Federal Communications Commission. There were no underwriting discounts or commissions in connection with these transactions. The shares were issued in reliance upon the exemption provided by Section 4(2) of the Act.

On November 8, 1996, the Company sold 400,000 shares of Common Stock to Winco Corporation for $200,000. There were no underwriting discounts or commissions in connection with this transaction. The sale and issuance was effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

During March 1997, the Company sold 15% Guaranteed Promissory Notes with a face value of $10,000 each for an aggregate of $125,000 in gross proceeds. The notes were sold in reliance upon Section 4(2) and Regulation D promulgated under the Act. The offer and sale of such notes did not involve a public offering and were sold only to accredited investors, as that term is defined in Rule 501 of Regulation D promulgated under the Act. The offering was not underwritten, therefore, there were no underwriting discounts or commissions.

On May 12, 1997, Frank J. Lyons ("Lyons"), an individual, loaned $100,000 to the Company. The loan is evidenced by a promissory note of even date therewith, the terms of which provide for an interest payment of $10,000 on the maturity date, August 12, 1997. The Company is currently negotiating an extension on the foregoing promissory note. In addition, the Company issued Lyons 20,000 shares of Common Stock as partial consideration for extending the loan to the Company. There were no underwriting discounts or commissions in connection with this transaction. The foregoing loan and issuance of Common Stock were effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

On May 12, 1997, Gary Lamberg ("Lamberg"), an individual, loaned $50,000 to the Company. The loan is evidenced by a promissory note of even date therewith. In addition, the Company issued Lamberg 10,000 shares of Common Stock as partial consideration for extending the loan to the Company. The Company has satisfied its debt to Lamberg in full. There were no underwriting discounts or commissions in connection with this transaction. The foregoing loan and issuance of Common Stock were effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

On July 1, 1997, Super Six, Inc. ("Super Six") loaned $30,000 to the Company. The loan is evidenced by a promissory note of even date therewith, the terms of which provide for the accrual of simple interest at the rate of twelve percent (12%) per annum, pro-rated to the maturity date of December 31, 1997. All outstanding principal and accrued interest is due and payable on December 31, 1997. In addition, the Company issued Super Six 60,000 shares of Common Stock as partial consideration for extending the loan to the Company. There were no underwriting discounts or commissions in connection with these transactions. The foregoing loan and issuance of Common Stock were effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

On August 1, 1997, James Thornbo ("Thornbo"), an individual, loaned $25,000 to the Company. The loan is evidenced by a promissory note of even date therewith, the terms of which provide for the accrual of simple interest at the rate of twelve percent (12%) per annum, pro-rated to the maturity date of September 30, 1997. All outstanding principal and accrued interest is due and payable on September 30, 1997. In addition, the Company issued Thornbo 9,079 shares of Common Stock as partial consideration for extending the loan to the Company. There were no underwriting discounts or commissions in connection with these transactions. The foregoing loan and issuance of Common Stock were effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

On August 1, 1997, Raji Shah ("Shah"), an individual, loaned $38,000 to the Company. The loan is evidenced by a promissory note, the terms of which provide for the accrual of simple interest at the rate of nine percent (9%) per annum, pro-rated to the maturity date of September 30, 1997. At the maturity date, Shah has the option to (i) convert the $38,000 of Note principal into 38,000 shares of Common Stock of the Company, or (ii) receive the outstanding principal and accrued interest as of such date. There were no underwriting discounts or commissions in connection with these transactions. The foregoing loan was effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

On August 4, 1997, Logistics Services International, Inc. ("Logistics") loaned $50,000 to the Company. The loan is evidenced by a promissory note of even date therewith, the terms of which provide for the accrual of simple interest at the rate of twelve percent (12%) per annum, pro-rated to the maturity date of December 31, 1997. All outstanding principal and accrued interest is due and payable to Logistics on December 31, 1997. In addition, the Company issued Logistics 4,285 shares of Common Stock as partial consideration for extending the loan to the Company. The offering was not underwritten, and there were no underwriting discounts or commissions. There were no underwriting discounts or commissions in connection with these transactions. The foregoing loan and issuance of Common Stock were effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

On August 28, 1997, Midas Fund Ltd. ("Midas") loaned $100,000 to the Company. The loan is evidenced by a promissory note of even date therewith, maturing on February 28, 1997, the terms of which provide for a $5,000 interest payment on November 28, 1997, and an additional $5,000 interest payment on February 28, 1998. In addition, the Company issued Midas 20,000 shares of Common Stock as partial consideration for extending the loan to the Company. There were no underwriting discounts or commissions in connection with these transactions. The foregoing loan and issuance of Common Stock were effected in reliance upon the exemptions from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company is permitted to indemnify its directors and officers in accordance with and as limited by its Bylaws and Delaware and Federal law.

The above provisions in the Certificate of Incorporation and Bylaws and the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. However, the Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

At present there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

For liabilities against directors and officers arising under the federal securities laws, the Securities and Exchange Commission has stated that, in its opinion, indemnification of directors and officers for such liabilities is against public policy and is therefore unenforceable.

                                    PART F/S

        The following financial statements are filed as part of this Registration Statement:

        Financial Statements:                                               Page
        ---------------------                                               ----
        Report of Independent Certified Public Accountants                  F-1

        Balance Sheets at December 31, 1996
        and December 31, 1995                                               F-2

        Statements of Operations for the Twelve Months
        ended December 31, 1996 and 1995                                    F-4

        Statement of  Stockholders' Investment for the
        Twelve Months ended December 31, 1996 and 1995                      F-5

        Statements of Cash Flows for the Twelve Months
        ended December 31, 1996 and 1995                                    F-6

        Notes to Financial Statements                                       F-7

                               JACK F. BURKE, JR.
                           CERTIFIED PUBLIC ACCOUNTANT
                               2010 OAK GROVE ROAD
                           BUILDING THREE-SUITE THREE
                         HATTIESBURG, MISSISSIPPI 39402



Board of Directors
American Independent Network, Inc.
Haltom City, TX 76117

I have Audited the accompanying comparative balance sheets of American Independent Network, Inc. as of December 31, 1996 and 1995, and the related comparative statements of income, retained earnings, and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the comparative financial statements referred to above present fairly, in all material respects, the financial position of American Independent Network, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.



/s/ JACK F. BURKE, JR.
------------------------------------
Jack F. Burke, Jr.


February 21, 1997



--------------------------------------------------------------------------------
                  TELEPHONE 601 264-1988 FACSIMILE 601 264-1801
--------------------------------------------------------------------------------

                        AMERICAN INDEPENDENT NETWORK, INC.
                            COMPARATIVE BALANCE SHEET
                           DECEMBER 31, 1996 AND 1995



                                     ASSETS


                                                    1996              1995
Current Assets
    Cash and cash equivalents                    $    59,846       $    83,701
    Accounts Receivable                               10,730            23,076
    Trade credits receivable                          30,000            27,407
    Prepaid expenses                                 112,736
    Investment in common stock                        52,000
    Income tax refund                                  1,418
                                                 -----------       -----------
        Total Current Assets                         213,312           187,702
                                                 -----------       -----------

Plant, Property and Equipment
    Leasehold improvements                            22,851            22,851
    Equipment and furnishings                         88,144            88,144
    Digital compression equipment                    605,000
                                                                   -----------
                                                     715,995           110,995
    Accumulated depreciation                         (52,700)          (34,014)
                                                 -----------       -----------
        Total Plant, Property and Equipment          663,295            76,981
                                                 -----------       -----------

Other Assets
    Deferred tax benefits                            207,477            11,477
    Trade credits receivable                         432,128           465,721
    Other assets                                   1,037,000           836,000
    Inventory                                      1,426,933         1,426,933
    Prepaid expenses                                 337,500                 0
                                                 -----------       -----------
        Total Other Assets                         3,441,038         2,740,131
                                                 -----------       -----------

        Total Assets                             $ 4,317,645       $ 3,004,714
                                                 ===========       ===========



             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                            COMPARATIVE BALANCE SHEET
                           DECEMBER 31, 1996 AND 1995


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                           1996              1995
Current Liabilities
    Accounts payable                                    $   284,336       $   279,731
    Notes payable                                         1,533,867           908,923
    Income tax due                                            1,418
    Accrued interest - notes                                142,962            43,297
    Advances from affiliates                                  5,042            10,257
    Customer deposits                                        20,000
    Interest due preferred shareholders                      15,972
    Equipment lease payments                                139,380
                                                        -----------       -----------
        Total Current Liabilities                         2,141,559         1,243,626

Long term debt                                              251,617
                                                        -----------       -----------
    Total Liabilities                                     2,393,176         1,243,626
                                                        -----------       -----------


Stockholders' Equity
    Preferred Stock - 1,000,000
        Shares $1 Par - 1995 47,841 shares issued
        Shares $1 Par - 1996 107,546 shares issued          107,546            47,841
    Common Stock - 20,000,000
        Shares $.01 Par Authorized,
        1995 10,000,000 shares issued,
        1996 14,045,300 shares issued,                      140,453           100,000
    Additional Paid in Capital                            2,513,734         1,664,341
    Retained Earnings                                      (837,264)          (51,094)
                                                        -----------       -----------
        Total Stockholders' Equity                        1,924,469         1,761,088
                                                        -----------       -----------

        Total Liabilities and Stockholders Equity       $ 4,317,645       $ 3,004,714
                                                        ===========       ===========



             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                       COMPARATIVE STATEMENT OF OPERATIONS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996 AND 1995


                                           1996               1996
                                       ------------       ------------
Income from Network Operations         $  1,092,399       $  1,277,999
                                       ------------       ------------

Cost and Expenses
Satellite rental                            598,590            553,960
Uplinking of programming                    115,802            140,100
Programming expenses                         81,849             22,513
Production expenses                         110,802            113,090
Depreciation                                 18,686             18,901
Rental expense (Net)                         61,986             32,831
Administrative expenses                     482,858            411,795
                                       ------------       ------------
Total Cost and Expenses                   1,470,573          1,273,190
                                       ------------       ------------
Net Income (Loss) from Operations          (378,174)             4,809
                                       ------------       ------------

Other Expenses
Interest expense (net)                      204,757             76,834
Amortization of debt issue cost             385,000
Loss on sale of assets                       14,238
                                                          ------------
Total Other Expense                         603,995             76,834
                                       ------------       ------------

Loss Before Income Taxes                   (982,169)           (72,025)

Income Tax Benefits                         196,000             12,895
                                       ------------       ------------

Net Loss                               $   (786,169)      $    (59,130)
                                       ============       ============

Weighted average of common stock
    and common stock equivalents         10,235,733         10,047,972

Net loss per share                            (0.08)             (0.01)



             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996 AND 1995


                                Preferred    Stock        Common       Stock     Additional     Retained
                                 Shares      Amount       Shares      Amount   Paid-in Capital  Earnings
Balance, December 31, 1994                              10,000,000   $100,000    $2,800,678    $   8035

Reduce investment in
other assets                                                                     (1,324,201)

Preferred A Shares Issued         47,841    $ 47,841                                263,124

Issue cost of Preferred A                                                           (75,260)

Net loss, December 31, 1995                                                                      (59,130)
                                 -------    --------    ----------   --------    ----------    ---------


Balance, December 31, 1995        47,841      47,841     10,000,00   $100,000     1,664,341      (51,095)

Preferred A Shares Issued         42,918      42,918                                229,546

Issue cost of Preferred A                                                           (82,793)

Conversion of Preferred A
Shares to Common                 (90,759)    (90,759)      181,518      1,815        88,944

Preferred B Shares Issued        107,546     107,546                                591,504

Issue cost of Preferred B                                                          (255,808)

Common Issued to
Bridge Loan Investors                                      201,230      2,012

Issuance of Common Stock
for contributed capital                                  1,462,520     14,626

Issuance of Common Stock
for exercise of stock options                            2,000,000     20,000       180,000

Sale of Common Stock                                       200,000      2,000        98,000

Net Loss for the Twelve Months
ended December 31, 1996                                                                         (786,169)
                                 -------    --------    ----------   --------    ----------    ---------

Balance, December 31, 1996       107,546    $107,546    14,045,268    140,453    $2,513,734    $(837,264)
                                 =======    ========    ==========    =======    ==========    =========


             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                       COMPARATIVE STATEMENT OF CASH FLOW
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996 AND 1995

CASH FLOW PROVIDED (USED) BY OPERATING ACTIVITIES

                                                          1996            1995
                                                        ---------       ---------
Net Loss                                                $(786,170)      $ (59,130)
Adjustment to reconcile net income to net cash
    from operating activities:
    Depreciation                                           18,686          18,901
    Amortization of deferred income                                      (900,000)
    Accounts receivable                                    12,346         (23,076)
    Trade credits receivable                               31,000          27,407
    Deferred tax benefit                                 (196,000)        (11,477)
    Income tax refund                                                      (1,418)
    Investment in stocks                                   52,000
    Prepaid assets                                       (112,736)
    Accounts payable                                        4,605         160,840
    Notes payable                                         624,944         704,742
    Accrued interest                                      115,637          39,296
    Advances from affiliates                               (5,215)         (3,250)
    Customer deposits                                      20,000
    Equipment lease payments capitalized                  139,380
                                                        ---------       ---------
    Total Cash Used by Operating Activities               (81,523)        (47,165)
                                                        ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in equipment                              (605,000)        (17,559)
    Increase in long term equipment lease payments        251,617
    Investment in film library                             (1,000)
    Investment in common stock                           (200,000
    Investment in prepaid assets                         (337,500)
                                                        ---------       ---------
        Total Cash Flows by Investing Activities         (891,883)        (17,559)
                                                        ---------       ---------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
    Long term notes decrease                             (112,067)
    Preferred stock increase                               59,705         235,705
    Common stock increase                                  40,453
    Additional paid-in capital increase                   849,393
                                                        ---------       ---------
        Total Cash Provided by Financing Activity         949,551         123,638
                                                        ---------       ---------

Net Increase (Decrease) in Cash                           (23,855)         58,914

Cash, Beginning of Period                                  83,701          24,787
                                                        ---------       ---------

Cash, December 31, 1996                                 $  59,846       $  83,701
                                                        =========       =========


             The Accompanying "Notes to Financial Statements" are An
                  Integral Part of these Financial Statements.

                       AMERICAN INDEPENDENT NETWORK, INC.
                    NOTES TO COMPARATIVE FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


Note:   Summary of Significant Accounting Policies

        Cash and Cash Equivalents - Consist of cash balances. Cash equivalents consist of highly liquid investments with an original maturity date of ninety days or less. The company does not have any cash equivalents.

        Trade credits receivable - the company owns trade credits in the amounts of $462,128 at December 31, 1996 and $493,128 at December 31, 1995. As
        defined by the International Reciprocal Trade Association, a trade credit is a unit of account that denotes the right to receive (receivable) or the obligation to pay (payable) one U.S. dollars worth of goods and services within a barter system or network. While all of the trade credits may be used by the company at any time, the company has shown a pattern of using $25,000 to $30,000 worth of the credits in each of the past two years. Therefore, the company's trade credits are being classified as current $30,000 and other assets of $432,128, at December 31, 1996.

        Accounts Receivable - Allowance for Doubtful Accounts. The company has accounts receivable at December 31, 1996 of $10,730 owed by regular customers. Management deems this amount to be fully collectable. No allowance for doubtful accounts is necessary. At December 31, 1995, the total was $23,076.

        Inventory - Consists of television advertising time of affiliated television stations available for sale. The company did not sell any of the advertising time last year but is planning to aggressively market this advertising time in the near future.

        Plant, Property and Equipment is recorded at cost.

        Depreciation - the cost of plant, property and equipment is depreciated over the estimated useful life of the assets ranging from equipment at 5 years to leasehold improvement at 20 years. Book depreciation is on a straight line basis, while income tax depreciation is accelerated. For income tax information see Note 3.

        Other Investments - in the year ended December 31, 1995, the Company wrote down other assets. These assets were sold or traded in the year ended December 31, 1996. The assets written down in 1995 were Fine Arts of $2,000,000. They were exchanged for prepaid telephone cards with a face value of $750,000. The investment in common stocks were written down $1,748,000 and were sold in 1996 for $37,762, resulting in a loss of $14,238. These transactions are summarized in the table below:

                            Original     Write Down    Book Value    Disposition
        Asset              Book Value       1995        12/31/95       Amount
        Fine Arts          $2,000,000    $2,000,000            0      $750,000
        Common Stock       $1,800,000    $1,748,000      $52,000      $ 37,762
        (Restricted)

        The remaining asset consisting of the prepaid telephone cards have been recorded at a discounted value of $450,000. The Company has four years to liquidate these prepaid telephone cards. One-fourth of the recorded value $112,500 has been classified as a current asset with the remainder of $337,500 classified as other assets. The entire $450,000 was realized as income in 1996. As the cards are utilized, the $450,000 will be charged to telephone expense on a prorated basis.

        The company owns advertising time from commercial television stations recorded at $1,426,933. The company also holds television trade due bills with advertising time with a face value of $1,100,000. The trade due bills were recorded at a discounted value of $836,000. These assets have been enhanced by the digitizing of the network's signal to its affiliates where this advertising time is available. The company is currently negotiating with another party to market this time. The inventory time valued at $1,426,933 has unlimited utilization time and the time to utilize the trade due bills has been extended from its original expiration date of September 22, 1998 to December 31, 1999. The company believes all of this time can be sold in the allotted time.

        Advertising revenues are generally generated by entering into an advertising contract accompanied by full payment. The company is required to perform on the contract generally within a few days. The company records the income when payment is received. The company has some customers which it bills after performing the advertising function.

Note 2: Notes Payable

        Notes Payable at December 31, 1996 consist of the following notes:

                                                                                      Accrued
           Creditor(1)                 Due Date        Rate        Principal         Interest
           Lyn Broadcasting
             Corporation(1)            08/31/97         10%          $ 4,500         $ 17,047
           Shelly Media
             Marketing(1)              09/30/97         10%           51,100           10,398
           Cleveland
             Broadcasting Co.(1)       09/30/97         10%           38,274            7,654
           ATN Network,
             Inc.(1)                   09/30/97         10%           25,366           21,739
           Advances from
             Affiliates(1)               Demand         10%            5,042            1,545
           Pacific Acquisition
             Group                     12/31/97         11%          485,500           42,476
           Bridge Loan                 06/30/97         15%        1,122,750           42,103
           Less Cost of Bridge
             Loan Acquisition                                       (193,623)
                                                                  ----------
               Total                                               1,538,909          142,962
                                                                  ----------         --------
           Less amount classified
             as advances from affiliates                                                5,042

               Total                                              $1,533,867         $142,962
                                                                  ==========         ========

           Notes Payable at December 31, 1995 consist of the following notes:

           Lynn Broadcasting
             Corporation(1)            08/31/96         10%         $104,500         $  9,097
           Shelly Media
             Marketing(1)              09/30/96         10%           52,531            5,253
           Cleveland
             Broadcasting Co.(1)       09/30/96         10%           38,274            3,827
           ATN Network,
             Inc.(1)                   09/30/96         10%          141,152           10,994
           Advances from
             Affiliates(1)               Demand         10%           10,257            1,226
           Pacific Acquisition
             Group                     12/31/96         11%          500,500           12,900
           Bridge Loan                 12/31/96         15%           95,000
           Less Cost of Bridge
             Loan Acquisition                                        (23,034)
                                                                    --------
               Total                                                 919,180           43,297
           Less amount classified
             as advances from affiliates                                               10,257
                                                                                     --------
               Total                                                $980,923         $ 43,297
                                                                    ========         ========

           (1) Affiliated companies

Note 3: Income Taxes - Net Operating Loss

        The company has a tax asset at December 31, 1996 due to the net operating loss (NOL) of $982,169 (Book loss of $982,169) in 1996 and net operating loss of $80,386 (Book loss of $72,025) in 1995. The reconciliation of book and tax losses for the years ended are:

                                                        1996                 1995
                                                        ----                 ----
        Book loss                                     $982,169              $ 72,025
        Add: Additional depreciation
             per tax return                                  0                 8,342
                                                      --------             ---------
             Net operating loss per tax return         982,169                80,368
                                                      --------             ---------

        Tax benefit computation as follows:
             Tax refund generated by the carryback
             of the Net Operating Loss to 1984               0                 1,418
                                                      --------             ---------

        Deferred tax asset computation:
             Deferred tax liability generated by
             timing difference of depreciation               0               (1,251)
                                                      --------             ---------

        Estimated tax asset to be generated by
             Net Operating Loss carryforward           196,000                12,728
                                                      --------             ---------

             Net Deferred Tax Assets                  $196,000             $  11,417
                                                      ========             =========

Note 4: Supplemental Cash Flow Information

        Cash used for:
             Interest                                 $ 91,724             $  76,834
             Taxes                                       1,418

        Non cash Investment and Financing
        Transactions:

             Write off of Fine Art                                         2,000,000
             Write off of Common Stock Investments                         1,748,000

        Trade of unrecorded assets

             Trade of unrecorded asset (fine art) for
             prepaid telephone cost.  Recorded as Income
             and Prepaid Assets to be amortized to
             expense when used                                               450,000

Note 5: Disbursements from Bridge Loan Proceeds and Preferred Stock Sales

        Financing Activities during 1995 and 1996 consisted of bridge loans ($1,122,750) and preferred stock sales ($1,288,979). The disbursements from the financing escrows were $1,331,500 to the operating account, $829,767 for issue costs and $249,000 for debt repayment.

Note 6: Disclosure about fair value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument for where it is practicable to estimate that value.

        Cash and Accounts Receivable:

                The carrying amount approximates fair value because of the short maturity of those instruments.

        Long Term Investments:

                The fair value of these investments are estimated based on quoted market prices for those and similar investments.

        The estimated Fair Values of the Company's Financial Instruments are as follows:

                                               1996                         1995
                                       Carrying        Fair        Carrying        Fair
                                        Amount         Value        Amount         Value
        Cash and Accounts
        receivable                     $134,187       $134,187      $100,576      $100,576

        Long Term Investments          $836,000       $836,000    $1,037,000    $1,037,000


Note 7: Lease Obligations and Long Term Debt Disclosure

        The Company is obligated on three leases. The leases are as follows:

        Building.   The Company utilizes the space as both corporate offices and studios. The lease is $4883 per month and expires May 31, 1997.

        Equipment.  The Company has entered a master equipment lease (digital compression equipment) for a period of thirty-six months ending December 1, 1999. The lease has a fair market value purchase option at the end of the lease. Total lease obligation is $390,996 and the lease has been treated as a capital lease.

        Satellite.  The Company leases satellite transponder space under an operating lease. The lease is for three years ending July 31, 1999, with a total lease obligation of $2,250,000.

Note 7:    Lease Obligations and Long Term Debt Disclosure (continued)

           Details of lease obligations are as follows:

                                      Capitalized             Operating
                                        Equipment           Transponder
                                            Lease                 Lease
                1997                     $127,765              $750,000
                1998                      139,380               750,000
                1999                      123,851               437,500


Note 8: Digital Compression System

        The company installed a digital compression system during 1996, which, as compared to one channel analog transmission, allows for the transmitting of multiple signals (in the company's case 5 signals) to the satellite transponder. Utilizing state-of-the-art technology, the encoders digitize and compress the video and audio signals which then enter the multiplexer which combines and encrypts the information and outputs the multiplexed information to the modulator which controls the variability of the signal strengths being uplinked to the satellite transponder that has been divided into 5 sections (channels). The multiplexer and modulator also will provide continuous and dynamic allocation of bandwidth to each channel, optimizing the video quality across every channel sharing the system.

        The company believes that the revenue from leasing these additional channels will be greater than the monthly cost of the satellite and compression equipment.

        The company's conversion to digital will require its affiliates to have a decoder box to convert the digital signal back to analog for local broadcasting. The company will supply the affiliates with the decoders which will give the company a monitoring mechanism in determining what programming the affiliates are airing, since the company has control over the codes necessary to make the decoder equipment operate.


Note 9: Earnings (loss) per Share

        The weighted average of common shares includes issued common stock and common stock equivalents consisting of convertible preferred stock outstanding. The warrants that accompany the preferred stock is antidilutive and are not included in the weighted average.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMERICAN INDEPENDENT NETWORK, INC.



Date: September 17, 1997                /s/ Dr. Donald Shelton
                                        ----------------------------------------
                                        Dr. Don Shelton, Chief Executive Officer



        In accordance with the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                           Title                            Date
---------                           -----                            ----

/s/ Donald Shelton                  Chairman of the Board of         September 17, 1997
-----------------------------       Directors, Chief Executive
Dr. Don Shelton                     Officer, and Director

/s/ Randy Moseley                   President, Chief Financial       September 17, 1997
-----------------------------       Officer, Secretary, and
Randy Moseley                       Director

                                    PART III

ITEM 1.              INDEX TO EXHIBITS

Exhibit Number       Title of Exhibit                                                 Page
--------------       ----------------                                                 ----
      2.1            Articles of Incorporation of the Company, as amended
      2.2            Bylaws of the Company, as amended
      3.1            Form of Warrant Agreement
      6.1            Lease for Offices
      6.2            Employment Agreement with Dr. Donald Shelton
      6.3            Employment Agreement with Randy Moseley
      6.4            Stock Option Agreement with Dr. Donald Shelton
      6.5            Stock Option Agreement with Randy Moseley
      6.6            Form of License Agreement (Affiliate Agreement)
      6.7            GE Americom Lease Agreement
      6.8            Master Lease with Insight Investments
      6.9            Promissory Note Extension Agreement with Lyn
                     Broadcasting Corporation
      6.10           Promissory Note Extension Agreement with
                     Shelly Media Marketing
      6.11           Promissory Note Extension Agreement with Cleveland
                     Broadcasting Co.
      6.12           Promissory Note Extension Agreement with ATN
                     Network, Inc.
      6.13           Promissory Note with Super Six, Inc.
      6.14           Promissory Note with Jim Thornbro
      6.15           Promissory Note with Logistic Services International, Inc.
      6.16           Promissory Note with Rajendra Shah
      6.17           Promissory Note with Gary Lamberg
      6.18           Promissory Note with Frank Lyons
      6.19           Loan and Security Agreement with Midas Fund
      6.20           United State Federal Communications Commission Radio
                     Station Authorization
      6.21           Addendum #1 to the Bridge Loan and Consulting Agreement
                     with Pacific Acquisition Group, Inc.
      6.22           Consulting Agreement and Amendment #1 to Consulting Agreement
                     with James E. Hock, Jr.
      6.23           Engagement of Equity Communications
     10.1            Consent of Jack F. Burke, Jr., Certified Public Accountant
     27.1            Financial Data Schedule




                                       27